SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION /RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein

President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board

International Electronics, Inc.

427 Turnpike Street

Canton, Massachusetts 02021

(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

James W. Hackett, Jr., Esq.

Frederick P. Callori, Esq.

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

(617) 248-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, and Amendment No. 2 filed with the SEC on March 28, 2007 (as amended and supplemented, the “Statement”) by International Electronics, Inc., a Massachusetts corporation (the “Company”), relating to the tender offer by RISCO Ltd., through its Rokonet Industries, U.S.A., Inc. subsidiary (“RISCO”), to acquire all of the Company’s issued and outstanding capital stock at a price of $3.50 per share, upon the terms and subject to the conditions described in the Tender Offer Statement of Schedule TO filed by RISCO with the SEC on March 6, 2007.

Item 7.                          Purposes of the Transaction and Plans or Proposals.

The discussion set forth in Item 7 of the Statement is hereby amended to state in its entirety as follows:

“As stated in Item 4 above, in light of the Tender Offer and as part of the Company’s ongoing corporate practice, the Company is evaluating its strategic plan. Since January 1, 2007, the Company has received unsolicited expressions of interest from several other parties at prices substantially in excess of $3.50 per share and has had preliminary discussions with these parties. These discussions may not progress beyond a preliminary stage.

The Board of Directors has determined that disclosure of the substance of these discussions concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of discussions with respect to any such transactions and has, accordingly, adopted a resolution directing that no such disclosure with respect to any such transaction be made unless and until such agreement in principle has been reached.

The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in the withdrawal of the Tender Offer.

As otherwise disclosed in this Schedule 14d-9, the Board of Directors, after careful consideration, has unanimously determined that the Tender Offer is inadequate and not in the best interests of the Company’s shareholders (other than Risco and its affiliates). The Company has not reached an agreement in principle or signed an agreement in connection with the Tender Offer that relates to or would result in: (a) a tender offer for or other acquisition of the Company’s common stock, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Tender Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Electronics Inc.

	By:	/s/ John Waldstein
John Waldstein
President, Chief Executive Officer, Treasurer, Chief
Financial Officer and Chairman of the Board
Date: April 2, 2007